Exhibit 99.1(b)

The Board of Directors
Lumenis Ltd.
Yokneam Industrial Park
Hakidma 6
P.O.B. # 240
Yokneam 2069204
Israel

Dear Board members:

We understand that Lumenis, an Israeli company, is considering entering into an Agreement and Plan of Merger, dated as of June 17, 2015, by and among Laguna Holdco Ltd., a company formed under the laws of the State of Israel (“Parent”), Laguna Merger Sub Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the "Agreement"). The parties intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel, following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent. Each Ordinary B share, par value NIS 0.85 per share ("Company Share") issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), shall be cancelled and automatically converted into and represent the right to receive US$14.00 in cash (the “Consideration”), (collectively, the “Transaction”).

We understand that you have requested that Ernst & Young (Israel) Ltd. (“EYI”) render a written opinion (the “Opinion”) to the Board of Directors of the Company (the “Board of Directors”) as to whether the Consideration to be received by the holders of the Company Shares in the Transaction is fair to such holders from a financial point of view.

In arriving at our opinion, we have, among other things:

i.      Reviewed the draft Agreement;
ii.     Reviewed draft presentation prepared for  discussion in the Board of Directors dated 17 June 2015;
iii.    Reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates that we believe to be relevant to our analysis, including without limitation, (a) the Company’s Annual Report on Form 20-F for Fiscal Year ended 31 December 2014, and (b) the Company’s press release disclosing its unaudited financial statements for the first quarter of 2015, dated 12 May 2015;
iv.    Reviewed certain other information relating to the Company, including certain financial projections for the Company for the years 2015-2019, as prepared by and provided by the Company (the “Projections”);
v.     Held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry;
vi.    Conducted a discounted cash flow analysis for the Company, based on the Projections;
vii.   Compared the expected financial valuation multiples of the Company with publicly available information concerning certain other companies and transactions we deemed relevant;
viii.  Reviewed the current and historical market prices and trading volumes of the Company Shares;
ix.     Reviewed certain presentations prepared by the management of the Company relating to its business; and
x.      Performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

With respect to the Projections (as defined above), we did not examine, compile, or apply agreed-upon procedures to such information in accordance with attestation standards established by the American Institute of Certified Public Accountants, and we express no assurance of any kind on the Projections presented. We did not prepare, assemble, formulate, develop or process the Projections data or the assumptions used to generate the Projections. We did not assist in the preparation or assembly of the Company’s prospective financial information or in the development of any assumptions therein. We have not provided any opinion, conclusion or any type of assurance about specific assumptions or components of the Projections or on the Projections as a whole.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. We received the Projections for the future financial performance of the Company and have relied upon the Company’s representations regarding the growth expectations and future performance of the Company in the Projections and to understand the expected cash flows beyond 2019.With respect to the Projections, the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company as to the future financial performance of the Company. For the purposes of our analyses and opinion we have relied upon the Projections provided by you with respect to the Company. With your consent, we also have assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification, amendment or addition of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

We have not reviewed the completeness and/or accuracy of any models prepared by or on behalf of the Company, nor have we made an independent evaluation or appraisal of any of the Company’s assets or liabilities.

Our opinion addresses only the fairness to the holders of the Company Shares of the Consideration to be received by them in the Transaction from a financial point of view and does not address any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party in the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion also does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors, or other constituencies of the Company, other than the holders of Company Shares.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Transaction. Notwithstanding anything to the contrary herein, our Opinion regarding the fairness of the Transaction from a financial point of view is not an opinion regarding the fairness or appropriateness of the terms or other legal aspects of the Transaction, including the tax consequences of the Transaction to any holder of Company Shares.

We have not acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services, which is not contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion, which is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, are currently providing, and in the future we may provide, services to the Company (including valuation analyses for the Company), for which we and our affiliates have received, and would expect to receive, compensation.. The issuance of this opinion was approved by our authorized internal review committee.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction, and does not constitute an advice or a recommendation to any holder of the Company Shares as to how to vote or act with respect any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares in the Transaction is fair, from a financial point of view, to such holders.

Sincerely,

/s/ Ernst & Young (Israel) Ltd.
Ernst & Young (Israel) Ltd.